Unum Therapeutics Inc.

200 CambridgePark Drive, Suite 3100

Cambridge, Massachusetts 02140

April 29, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unum Therapeutics Inc.: Registration Statement on Form S-3 filed April 2, 2019 (File No. 333-230678)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Unum Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 1, 2019, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Danielle Lauzon of Goodwin Procter LLP at (617) 570-1955.

Sincerely,
Unum Therapeutics Inc.

/s/ Charles Wilson
Charles Wilson, Ph.D.
Chief Executive Officer and President

cc:	John Green, Unum Therapeutics Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Danielle Lauzon, Esq., Goodwin Procter LLP